March 28, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Vincent J. Di Stefano, Senior Counsel, and Ms. Stephanie D. Hui

Re:	ClearBridge Energy MLP Fund Inc. (the “Fund”)
Post-Effective Amendment No. 4 to Registration Statement on Form N-2, File Numbers 811-22405 & 333-178695

Ladies and Gentlemen:

On behalf of ClearBridge Energy MLP Fund Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on March 26, 2014, relating to post-effective amendment no. 4 to the registration statement of the Fund, which was originally filed with the Securities and Exchange Commission (the “Commission”) on February 20, 2014, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”). For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the changed pages to the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

In addition, please find attached as Annex A hereto changed pages to the above referenced post-effective amendment to the Registration Statement reflecting our proposed responses to the comments of the Staff. The Fund undertakes to include these responses in a filing pursuant to Rule 497 under the Securities Act.

Lastly, the Fund is requesting acceleration of the effective date of the Registration Statement to 10:00 a.m., April 1, 2014, or as soon as thereafter as practicable.

Response Letter

Prospectus

Summary

Investment Strategies

1.	The use of commas in the disclosure related to the Fund’s investments in MLPs is confusing because it is unclear if the addition of exchange-traded funds is part of the list of investments or a continuation of the language “including I-shares.”

In response to the Staff’s comment, to clarify that exchange-traded funds are part of the list of investments, the phrase “including I-shares” was put in parentheses on page 3 and elsewhere.

Tax Considerations

2.	We note that language from the Fund’s latest prospectus relating to the expectation that a significant portion of distributions to Common Stockholders will constitute non-taxable return of capital has been removed. Please explain the reason for this removal.

In response to the Staff’s comment, the Fund notes that 100% of its prior year dividends were taxable dividends, not return of capital. This resulted from the sale of assets and the associated realization of capital gains. The capital gains were enhanced by the fact that the Fund had been receiving return of capital distributions on its MLP investments, causing its basis in these investments to be substantially reduced. The Fund may sell other investments in the future resulting in similar outcomes. Therefore, the Fund believes the referenced disclosure should be removed.

Derivatives

3.	We note that the Fund’s risk factors reference interest rate swaps. Please mention interest rate swaps as a derivative investment the Fund may make.

In response to the Staff’s comment, the Fund has added disclosure on page 10 indicating it may invest in interest rate swaps.

Distributions

4.	Please update the amount of distributions paid.

In response to the Staff’s comment, this amount has been updated on page 11.

Special Risk Considerations

5.	Please add a risk related to investments in exchange-traded funds.

In response to the Staff’s comment, specific risks related to investments in exchange-traded funds (and other investment companies) has been added to the general equity investment risk factor on pages 16 and 60.

6.	Please disclose the Fund’s actual turnover rate in the portfolio turnover risk factor.

In response to the Staff’s comment, the actual portfolio turnover of the Fund for its latest fiscal year has been added to pages 39 and 75.

Summary of Fund Expenses

7.	If the Fund intends to invest in exchange-traded funds, please add an acquired fund fee line item in the Fund’s summary of fund expenses.

The Fund may, but has no current intention to, invest in exchange-traded funds. Because the Fund does not currently expect to invest in exchange-traded funds or other investment companies, the Fund respectfully submits that the acquired fund fee line item is not necessary. Disclosure has been added on page 53 clarifying that the Fund has no current intention to invest in exchange-traded funds.

8.	We note that deferred income tax and current income tax are combined into one line item. Please explain why this.

The Fund is showing its tax expense on one line item for simplicity and to conform to the Fund’s Statement of Operations and Financial Highlights.

The Fund’s Investments

Additional Investment Activities

9.	We note the Fund may treat investments in derivatives toward its requirement to have 80% of its assets invested in Energy MLPs. Please clarify the Fund values such investments at market value.

In response to the Staff’s comment, the Fund has added disclosure on page 53, to go along with the disclosure on page 10, clarifying this point.

Statement of Additional Information

Investment Policies and Techniques

10.	The language describing the segregation of assets for futures and assets is not clear. Please revise.

In response to the Staff’s comment, the Fund has revised the language on page 20 of the SAI.

* * * *

Included as Annex A to this letter is a copy of the changed pages reflecting cumulative changes in response to the Staff’s comments from the initial filing of the post-effective amendment to the Registration Statement filed with the Commission on February 20, 2014. Please note that the Fund expects to make other updates and non-material changes for the Fund’s final prospectus filing.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.        Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.        The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acceleration Request

The Fund, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 am, Eastern Standard Time, on April 1, 2014, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Commission or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Annex A